                                               --------------------------------
                                                           OMB APPROVAL
                                               --------------------------------
                                               OMB Number:            3235-0145
                                               Expires:         August 31, 1991
                                               Estimated average burden
                                               hours per response .....   14.90
                                               --------------------------------

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.         )*



                                GREY WOLF, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  397888-10-8
                      -----------------------------------
                                (CUSIP Number)

           c/o Frank Capstick, Norex Drilling, Ltd, P. O. Box HM429,
                           Hamilton, HM BX, Bermuda
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                               29 September 1997
                      -----------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 397888-10-8                                         PAGE  2 OF   PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Norex Drilling Ltd.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      WC
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Bermuda
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     ---
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   17,685,605
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     ---
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     17,685,605
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      17,685,605
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      11.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      CO
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO. 397888-10-8                                      PAGE 3  OF   PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Norex Industries Inc.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      WC
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Caymen Islands, British West Indies
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     --
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   17,685,605
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     --
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     17,685,605
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      17,685,605
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      11.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      CO
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO. 397888-10-8                                      PAGE 4  OF   PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Kristian Siem
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [x]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      WC
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Norway
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     --
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   17,685,605
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     --
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     17,685,605
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      17,685,605
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      11.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO. 397888-10-8                                      PAGE 5  OF   PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Frank Capstick
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [x]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      WC
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Bermuda
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     --
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   17,685,605
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     --
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     17,685,605
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      17,685,605
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      11.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

    ITEM 1.   SECURITY AND ISSUER.

    This Statement relates to the common stock, $0.10 par value per share (the "Common Stock"), of Grey Wolf, Inc. (formerly, DI Industries, Inc.), a Texas corporation, whose principal offices are located at 10370 Richmond Avenue, Suite 600, Houston, Texas 77042 (the "Company").

    ITEM 2.   IDENTITY AND BACKGROUND.

    The reporting persons include Norex Drilling Ltd. ("NDL"), Norex Industries Inc. ("NXA"), Kristian Siem, an individual ("Siem"), and Frank Capstick, an individual ("Capstick") (collectively, the "Reporting Persons").

    NDL is a Bermuda corporation whose principal business consists of investments made in various oil and gas companies in accordance with the instructions received from NXA, its sole shareholder. The address of the principal business and office of NDL is Cedar House, 41 Cedar Avenue, Hamilton, HM-12, Bermuda. The directors and executive officers of NDL are listed in Exhibit A attached hereto. NXA is considered the control person of NDL. Other control persons may be deemed to include Elderberry Holdings Limited, a Bahamas company ("Elderberry"), Sero Trust, a Bermudian trust (the "Trust"), and Harrington Trust Limited, a Bermudian trust company (the "Trustee"). Elderberry owns approximately 45.34% of the issued and outstanding common stock of NXA. The Trust owns Elderberry. The Trustee owns approximately 4.49% of the issued and outstanding common stock of NXA on behalf of the Trust whose potential beneficiaries include the mother and brothers of Siem.

    NXA, a Cayman Islands company, is an industrial holding company with investments in autonomous subsidiaries engaged in the international offshore oil and gas drilling and service industries, the onshore oil and gas drilling industry and the cruise industry. NXA is a public company traded on the Oslo Stock Exchange and American Stock Exchange (OSE/AMEX Symbol: NXA). NXA is the sole shareholder of NDL capital stock. The address of the office in the Cayman Islands is c/o Maples and Calder, South Church Street, Grand Cayman, Cayman Islands, British West Indies and the mailing address of the principal business and executive office in Bermuda is P.O. Box HM429, Hamilton, HM BX, Bermuda. The directors and executive officers of NXA are listed in Exhibit A attached hereto; there are no other control persons of NXA except for Elderberry, the Trust and the Trustee.

    Siem, the chairman of the board and vice-president of NDL and the chairman of the board and chief executive officer of NXA, is a natural person who lives at 30 Hyde Park Gate, London, England. Siem's principal occupation is chairman and chief executive officer of NXA. Siem is a citizen of Norway.

    Capstick, a director and president of NDL and a director and president of NXA, is a natural person who lives at 11 Grove, Townhill Road, Smiths Parish, Bermuda.

Capstick's principal occupation is president of NDL and NXA. Capstick is a citizen of Bermuda.

    Prior to September 1996, NDL and NXA filed a Schedule 13D with respect to the beneficial ownership of securities of the Company. This changed on 27 August 1996 when a Schedule 13D Group Filing Agreement (the "Group Filing") was entered into by and among NDL, Pronor Holdings Ltd., a British Virgin Islands corporation, ("Pronor", and together with NDL, the "Drilling Group"), Somerset Drilling Associates, L.L.C., a Delaware limited liability company ("Somerset"), Somerset Capital Partners, a New York general partnership and the managing member of Somerset ("SCP"; and together with Somerset, the "Somerset Group"), Roy T. Oliver, Jr., a natural person ("Oliver"), U.S. Rig and Equipment, Inc., an Oklahoma corporation ("USRE"), Mike Mullen Energy Equipment Resource, Inc., a Texas corporation ("EER"), GCT Investments, Inc., a Texas corporation ("GCT"), Mike L. Mullen, a natural person ("Mullen"; and together with Oliver, USRE, EER and GCT, the "Mullen/Oliver Group") (the Drilling Group, the Somerset Group and the Mullen/Oliver Group are hereinafter sometimes referred to individually as "Shareholder" and collectively as "Shareholders") and the following persons: NXA, Prosperity Investments, Inc. (the sole shareholder of Pronor capital stock and a 47.06%-owned subsidiary of NXA until 12 September 1996 when it became a wholly-owned subsidiary of NXA), Siem, Capstick, Thomas
H. O'Neill, Jr., a natural person, Steven A. Webster, a natural person, William
R. Ziegler, a natural person, PRD Rig Partnership 1995, Ltd., a Texas limited partnership, and EER National 78 Partnership, Ltd., a Texas limited partnership, (each, an "Indirect Beneficial Owner" and collectively, the "Indirect Beneficial Owners), as amended.

    The Group Filing was deemed necessary when the Shareholders became parties to a certain shareholders agreement dated 7 May 1996 and amended 11 June 1996 but effective as of the effective date of the mergers whereby assets owned by the Somerset Group and by the Mullen/Oliver Group were merged into the Company in exchange for Common Stock and warrants to acquire Common Stock (the "Shareholders Agreement"). By virtue of certain provisions within the Shareholders Agreement and upon the effective date of the mergers, it was believed that the Shareholders and Indirect Beneficial Owners could be deemed a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations promulgated by the Securities and Exchange Commission pursuant thereto. Accordingly, the Shareholders and Indirect Beneficial Owners filed as a group with the Commission and sent to each of the American Stock Exchange ("AMEX") and the Company an initial statement on Schedule 13D dated 9 September 1996 with respect to the beneficial ownership of securities of the Company by the Shareholders and Indirect Beneficial Owners after giving effect to the mergers and have filed all required amendments to such initial statement thereafter in accordance with the Exchange Act and the rules and regulations promulgated by the Securities and Exchange Commission.

    On 30 September 1997, the Shareholders executed a second amendment to the Shareholders Agreement (see Exhibit B) whereby the Shareholders agreed to terminate all agreements, obligations, rights, representations, warranties, covenants and other provisions of the Shareholders Agreement in their entirety. It was separately agreed that each of the Shareholders and Indirect Beneficial Owners would file Schedule 13D's individually or in groups as deemed appropriate.

    During the past five years, none of the Reporting Persons (and, to the best of their knowledge, no executive officer, director and/or control person of any Reporting Person) has been (a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

    ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    On 2 June 1994, NDL used its working capital to purchase 20,690,105 shares of common stock of the Company from Pennsylvania Company for $0.70 per share, or a total amount of $14,483,073. Pennsylvania Company is a wholly-owned subsidiary of American Premier Underwriters, Inc., an Ohio corporation, whose common shares are listed on the New York Stock Exchange. In accordance with its intentions stated at the time of the closing of the purchase and sale transaction, NDL sold 1,960,000 shares of Common Stock on 1 July 1994 in order to reduce its interest in the issued and outstanding Common Stock below 50%.

    In three transactions during August 1997, NDL sold a total of 1,044,500 shares of Common Stock pursuant to Rule 144 under the Securities Exchange Act of 1933.

    ITEM 4.   PURPOSE OF TRANSACTION.

    The Common Stock was acquired for investment purposes. The Reporting Persons may, from time to time, (a) sell such Common Stock in privately negotiated transactions depending on existing market conditions and other conditions which the Reporting Persons may deem relevant or (b) permit dilution of its ownership interest through the issuance of additional shares by the Company. The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of the Common Stock, subsequent developments affecting the Company's business and prospects, other investments and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of their investment.

    ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

    NDL owns 17,685,605 shares of Common Stock representing an 11.65% interest in the issued and outstanding Common Stock.

    As noted previously, NDL sold 1,044,500 shares of Common Stock pursuant to Rule 144 during August 1997 under the Securities Exchange Act of 1933 and as reported on Form 4 filed pursuant to Section 16(a) of the Securities Exchange Act of 1934 in September 1997. Other than the sales of the above Common Stock, no Reporting Persons nor to their knowledge, any of the persons named in Exhibit A hereto has effected any transactions in shares of Common Stock during the preceding sixty days.

    Each of Siem and Capstick and each of the individuals listed on Exhibit A attached hereto expressly disclaim ownership of any shares of Common Stock covered by this Schedule.

    ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    On 29 September 1997, the Company filed with the Securities and Exchange Commission a Form S-3 Registration Statement under the Securities Act of 1933, Registration No. 333-36593 which is incorporated herein by reference. Of the 25,000,000 shares of Common Stock included in the subject offering, 12,500,000 shares are being sold by the Company and 12,500,000 shares are being sold by the Shareholders and other shareholders of the Company.

    NDL has agreed to include approximately 2,759,000 shares in the 12,500,000 shares of Common Stock offered for sale by the Shareholders and other shareholders of the Company. The final number of shares of Common Stock to be sold may vary depending upon the success of the offering and the exercise, if any, of options by the Underwriters to purchase additional shares to cover possible over-allotments. Assuming that the offering is successful and that no options are exercised by the underwriters with respect to the purchase of additional shares, NDL will own 14,926,605 shares of Common Stock, or 9.08% of the total issued and outstanding shares of the Company.

    Other than the contracts, agreements and transactions described in this
Schedule 13D, there are no contracts, arrangements, or understandings or relationships with respect to any securities of the Company which involve any of the Reporting Persons or to their knowledge, any of the persons listed in Exhibit A hereto.

    ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit A:   Directors and Executive Officers of NDL and NXA

    Exhibit B:   Second Amendment to Shareholders Agreement

                              INDEX TO EXHIBITS

         Exhibit A:   Directors and Executive Officers of NDL and NXA

         Exhibit B:   Second Amendment to Shareholders Agreement

                                 SIGNATURES



    After reasonable inquiry and to the best extent of my knowledge and belief, I certify that the information set forth above is true, complete and correct.


Dated:   8 October 1997                       NOREX DRILLING LTD.
       ------------------

                                              By:    /s/ Frank Capstick
                                                 -----------------------------
                                                 Frank Capstick, President


Dated:   8 October 1997                       NOREX INDUSTRIES INC.
       ------------------


                                              By:    /s/ Frank Capstick
                                                 -----------------------------
                                                 Frank Capstick, President

Dated:   8 October 1997                              /s/ Kristian Siem
       ------------------                        -----------------------------
                                                 Kristian Siem, Individually


Dated:   8 October 1997                              /s/ Frank Capstick
       ------------------                        -----------------------------
                                                 Frank Capstick, Individually





                                    -10-